China United Insurance Service, Inc.

7F, No. 311, Section 3.

Nan-King East Road

Taipei City, Taiwan

November 7, 2017

VIA EDGAR

Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re: China United Insurance Service, Inc.

Form 10-K for the Year Ended December 31, 2016

Filed March 15, 2017

Form 10-Q for Quarterly Period Ended June 30, 2017

Filed August 9, 2017

File No. 000-54884

Dear Mr. Rosenberg:

This letter responds to the follow-up comment letter of the staff of the United States Securities and Exchange Commission (the “Staff”), dated October 24, 2017, to Mr. Yi Hsiao Mao, Chief Executive Officer of China United Insurance Service, Inc. (the “Company”) relating to Form 10-K for the year ended December 31, 2016 and Form 10-Q for the quarter and the six months ended June 30, 2017. This letter sets forth each comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response.

Staff Comment 1: Refer to your response to our prior comment 1. Provide us the following additional information:

●	A robust description about your relationship with your sales professionals including whether they are required to only sell policies exclusively related to policies that you earn a commission, and, if not, whether they otherwise earn commissions from your issuing insurance companies versus other issuing insurance companies. Provide us a copy of a typical agreement with your sales professionals.

Company’s Response:

According to the regulations issued by the competent governing authority in the various jurisdictions in which we operate and the agreement between the sales professionals and the Company, our sales professionals are required to sell insurance products exclusively related to policies on which we earn commissions.

Please refer to a translated copy of the Contractor Agreement attached hereto as Exhibit A, which is governed by, and interpreted, construed and enforced in accordance with, the Civil Code of Taiwan. Article 1 of the Contractor Agreement sets forth the rights and obligations of the Company and its sales professionals, respectively. In consideration for the work sales professional complete on behalf of the Company, namely, engaging in insurance solicitation activities and providing associated services to customers, the Company is obligated to pay remuneration to its sales professionals based on their sales performance. Further, in order to protect the Company’s business interests, pursuant to Article 8 and Article 13 of the Contractor Agreement, the Company’s sales professionals are prohibited from directly or indirectly soliciting insurance policies or engaging in any insurance related activities for any person or entity other than the Company during the term of the Contractor Agreement.

In addition, Article 14 of Regulations Governing the Supervision of Insurance Solicitors (the “Regulations”) issued by the Financial Supervisory Commission, the governing authority for financial industries in Taiwan, states: “Once registered, a solicitor shall solicit insurance exclusively for the employing company.” For purposes related to the Contractor Agreement, the term “sales professional” refers to a “solicitor” under the Regulations.

In this regard, the Company’s sales professionals are bound by the Contractor Agreement and Regulations Governing the Supervision of Insurance Solicitors to solely sell policies with respect to which the Company earns a commission.

●	an analysis distinguishing the role of the sales professionals versus your role in initially obtaining the customer, in the sale of an insurance product to the customer and reporting/interacting with the issuing insurance company. Provide us a copy of a typical agency/commission agreement with the issuing insurance company.

Company’s Response:

The Company’s sales professionals are responsible for soliciting insurance policies and initially obtaining customers; and as explained previously, are only permitted to solicit customers for insurance policies with respect to which the Company has contracted with the issuing insurance companies and on which the Company earns a commission. However, the majority of the subsequent administrative tasks related to these customers and the relevant insurance products, such as reviewing and forwarding those solicited insurance policies to the issuing insurance companies, providing a toll-free inquiry line to the customers, liaising with the issuing insurance companies, and providing claims processing services are performed by the Company. The sale of an insurance policy is considered complete when such insurance policy solicited by the Company’s sales professional and sought by a customer is accepted by the issuing insurance company. When this has occurred, the Company simultaneously becomes obligated to pay the related commission to the sales professional, as specified in the Contractor Agreement, and the Company earns the agreed-upon commission payable by the insurance company pursuant to the terms of its service agreement with the Company. The Company then recognizes such commission as revenue.

The Company has incorporated by reference into its public filings two main service agreements between LAW Insurance Broker Co., Ltd., the Company’s Taiwan subsidiary, and Farglory Life Insurance and Fubon Life Insurance, two insurance companies that account for the majority of the Company’s revenue. Please note that these contracts, which were signed in 2004, have been periodically renewed and remain in full force and effect. There has not been any material change in the terms or conditions of these agreements, except for the addendum specifying different commission rates for different insurance products that are modified from time to time, pursuant to the terms of the agreements. Pursuant to the service agreements, the Company is obligated to provide information to its actual and potential customers concerning the insurance products provided by the issuing insurance companies, to collect the initial premium payment and forward it to the issuing insurance company within a specified period, and assemble relevant application documents and forward them to the relevant issuing insurance company. In return, the issuing insurance company is obligated to make commission payments to the Company for the business solicited. Hence, issuing insurance companies do not directly deal with or interact with the Company’s sales professionals, but exclusively with the Company. Please see:

- Translation of Insurance Agency Contract between Law Broker and Farglory Life Insurance Co, Ltd. dated December 30, 2000 (incorporated by reference to Exhibit 10.38 to the Form 10-K filed with the SEC on September 28, 2012).

- Translation of Insurance Agency Contract between Law Broker and Fubon Life Insurance Co, Ltd. dated February 20, 2004 (incorporated by reference to Exhibit 10.39 to the Form 10-K filed with the SEC on September 28, 2012)

Other service agreements between the Company and the issuing insurance companies have been filed as exhibits to the Company’s previous filings with the U.S. Securities and Exchange Commission.

●	More specifically why you believe you are the primarily obligor in the arrangement (ASC 605-45-45-4) and why the sales professional is not the primary obligor in the arrangement (ASC 605-45-45-16). In this regard, please demonstrate more specifically why you believe you are responsible for fulfilling the brokerage services being provided and not the sales professional.

Company’s Response: The Company believes that it is the primarily obligor and assumes risks for the following reasons:

The Company assumes principal liability or obligation for damages and losses arising out of or in relation to the solicitation activity of the Company’s registered sales professionals as specified by Taiwanese laws. Even assuming that the Company is not directly involved in solicitation process with customers, the Company, having authorized the activities engaged by our sales professionals, also bears the liability for the damages and losses arisen out of sales professionals’ misconduct, negligence, lack of ordinary skill, or breach of duty in the performance of a professional service. The applicable rules and regulations also place the principal burden on the Company to provide adequate proper training to our sales professionals, to perform active supervision on solicitation, and to exert disciplinary measures when our sales professionals fail to adequately perform their duties.

Included below for your reference are excerpts from Article 10 and 15 of the Regulations Governing the Supervision of Insurance promulgated by the Financial Supervisory Commission concerning the liability of the employing company of an insurance solicitor:

“Article 10

Until the employing company has completed the formalities for registering the change in solicitor’s status, the insurance solicitation activities of such solicitor shall still be deemed as solicitation undertaken by the employing company.”

Article 15:

“The activity of insurance solicitation undertaken by a solicitor under authorization shall be deemed as an activity within the scope of authorization by the employing company. The employing company shall administer rigorous supervision of solicitation by its registered solicitors and will be held jointly and severally liable under law for any damage arising out of or in relation to the solicitation activity of its solicitors. Where a solicitor is concurrently registered to solicit both non-life insurance and personal insurance, the respective employing companies under which the solicitor is registered shall assume joint liability under law.”

The Company believes that the provisions quoted above provide strong support for the Company’s claim that we are indeed the principal service provider, and hence the primary obligor, responsible for the acceptability of the service provided.

Furthermore, pursuant to the provision in Article 4.1 of the Company’s Contractor Agreement with our sales professionals, the Company has the right to transfer the solicited policy to another sales professional if the solicitor fails to perform his duties. This is a strong indication that the Company is responsible for the acceptability of service, and when situation prevents the Company from meeting such acceptability, the Company has the sole discretion to replace fraudulent, incompetent or negligent sales professionals.

●	Clarify your statement that commission is paid out of commission payments made to the Company by the insurance companies to indicate whether the issuing insurance company pays commission amounts directly to the sales professionals. If so, tell us more about circumstances that result in this payment to the sales professional.

Company’s Response: The Company believes that the system under which independent insurance sales professionals are compensated in Taiwan is considerably different from that generally applicable in the United States. The Company’s sales professionals do not receive commission payments from the issuing insurance companies; instead, the Company makes the commission payments to our sales professionals once their solicited insurance policies are accepted by the issuing insurance company. The Company has the sole discretion to establish compensation fee arrangements with its sales professionals based on the Company’s profitability requirements and operational objectives, at a level sufficient to maintain its competitiveness in the marketplace. The commission payments received by the Company are paid by the issuing insurance companies in accordance with the service agreements signed by the Company and the respective insurance company. As such, the Company bears the credit risks associated with possible default or bankruptcy of the issuing insurance companies and remains obliged to pay sales professionals commissions based on their sales performance regardless of any event of default in the payment of commissions to the Company by an issuing insurance company.

Staff Comment 2: Please address the following as they relate to our prior comment 2:

●	Tell us, as previously requested, how GHFL met the definition of a business as of its acquisition date, despite GHFL or Taiwan Genius having no substantive business operations. Refer to ASC 805-10-55-4 and 55-5.

Company’s Response: In evaluating whether GHFL met the definition of a business, the Company had referred to ASC 805 and considered the three elements defined in ASC 805-10-55-4.

Input: GHFL was originally owned by Mr. Chwan Hau Li (“Mr. Li”) who was the principal owner of GHFL and one of the Company’s directors. At the time of acquisition, through Mr. Li and the management team in GHFL, GHFL served as an investing company to target other insurance intermediary and financial service companies. In fact, Mr. Li assumed the role of the Company’s lead negotiator, in charge of negotiating and administrating of the Company’s acquisition agreements with other insurance intermediary companies because he possessed an extensive professional network as the Chairman of Insurance Brokerage Association of Taiwan. After the acquisition, the Company has continued to position GHFL as a holding company for a variety firms from different but related industries, and has approached many mid-sized intermediary firms, attempting to complete other acquisition transactions, while, at the same time negotiating with Genius Broker’s shareholders to acquire more shares through GHFL in order to expand the Company’s business portfolio. However, negotiation efforts with those insurance intermediary firms failed to come into fruition. Due to GHFL’s role and position, the Company intends to staff more professionals in GHFL to search for potential investment projects in the future.

Process: Prior to the Company’s acquisition of GHFL, GHFL followed its own protocol to analyze investment performance and search for potential targets. In addition, the performance would be reported to Mr. Li and the management team for supervisory purposes to ensure that all efforts were appropriately targeted and the results were consistent with GHFL’s best interest. Following GHFL’s acquisition by the Company, and consistent with the Company’s positioning of GHFL as an investing company whose main business is holding securities for investment purposes, GHFL has adopted the following parameters for selection of candidate investees:

i)	The candidate investee must belong to the insurance intermediary and/or financial service industry, with foreseeable potential to complement or strengthen the Company’s current business offerings; or to make up for the Company’s current needs by offering e-commerce, fintech, or other professional competencies.
ii)	In addition, the candidate investee must demonstrate some or all of the following characteristics: a) a solid history of successful financial performance; b) a strong and experienced management team which is committed to and rewarded consistent with the Company’s success; c) a strong competitive position as a result of superior technology, innovative products, talent acquisition mechanism, established market position, significant barriers to entry and/or dominant distribution in its market, and or other comparative advantages.

Output: GHFL provides a financial return in the form of dividends to the Company. In addition, as a result of the business acquisition, Genius Broker and Law Broker cooperate to expand the business in Taiwan, which the Company believes provides economic benefits to the Company.

Therefore, the Company believes that the acquisition of GHFL is a business combination despite GHFL or Taiwan Genius having no substantive business operations. Moreover, the Company contends that GHFL serves as a platform through which the Company endeavors to unite, by means of acquisition, other mid-sized insurance brokerage or financial service companies, in order to build our bargaining power to obtain better commission rates when negotiating with insurance carriers.

●	Provide us, as previously requested, an analysis to support your inclusion of GHFL in the AHFL reporting unit. Refer to ASC 350-20-35-33 through 35-44.

The Company has considered paragraphs ASC 350-20-35-33 through 35-44 in establishing that GHFL is the AHFL reporting unit. A reporting unit is defined as the same or one level below the operating segment level. The Company established and identified its single test and measurement operating segment, which is also the reporting unit, consistent with the management approach that underlies ASC 350-20-35-33 through 35-44.

The two or more components of an operating segment are aggregated and deemed a single reporting unit if the components have similar economic characteristics. The revenue of the Company is mainly derived from AHFL, holding 100% of GHFL and 100% of Law Enterprise, each currently holding one insurance intermediary company in Taiwan, Genius Broker and Law Broker respectively. Law Broker and Genius Broker market and sell to customers two broad categories of insurance products: life insurance products and property and casualty insurance products, both of which are focused on meeting the particular insurance needs of customers. The insurance products that Law Broker and Genius Broker sell are underwritten by the same insurance companies in Taiwan and earn commissions from those insurance companies. The Company believes that it can, therefore, be reasonably concluded that the Company’s inclusion of GHFL in the AHFL reporting unit is appropriate, given that Genius Broker and Law Broker are similar in economic characteristics, conducting the same business operations and receiving income from the same sources. Further, the management team of the Company makes operating decisions, identified at the lowest level for which discrete financial information is available that management regularly reviews, allocates resources and assesses performance and oversees of the operations of GHFL, including the M&A activities and business plan.

Staff Comment 3: Please refer to your response to our prior comment 3. Confirm to us that you will disclose, in your future filings, the contract year dates and the amounts recognized as revenue and that you refund for each contract year, and your accounting policies for this revenue and refund including the reason that amounts are recorded in periods subsequent to the contract year.

Company’s Response: The Company notes the Staff’s comment and respectfully confirms that the Company will disclose, in its future filings, the contract year dates and the amounts recognized as revenue and that we refund for each contract year, as well as our accounting policies for this revenue and refund, including the reason that amounts are recorded in periods subsequent to the contract year.

We trust that you will find the foregoing responsive to the comments of the Staff. Comments or questions regarding this letter may be directed to the undersigned or Jack I. Kantrowitz of DLA Piper LLP (US), company counsel, at jack.kantrowitz@dlapiper.com or (212) 335-4845.

Sincerely,

/s/ Chuang Yung Chi
Chuang Yung Chi
Chief Financial Officer

CC: DLA Piper LLP (US)

Exhibit A: Translation of Contractor Agreement

CONTRACTOR AGREEMENT

THIS CONTRACTOR AGREEMENT (“Contract”) is entered between _____________ (“Contractor”) and Law Insurance Broker Company Co., Ltd (“Company”) for insurance solicitation activities and other associated services (“Work”) on the Company’s behalf within the effective period of this Contract. In consideration of the Work provided by the Contractor, the Company will pay the remuneration and bonus (“Commissions”) to the Contractor on a monthly or annual basis. The Contractor and Company may also be referred to individually as a “Party” and together as the “Parties.”

Article 1	Except as set out in this Contract, the rights and obligations of the Parties hereunder shall be governed by, and interpreted, construed and enforced in accordance with “Taiwan Civil Code” Section 8 “Hire of Work”.

Article 2	Applicable laws and regulations governing Insurance Agents, Insurance Brokers, Insurance Surveyors, Insurance Solicitors issued by the Financial Supervisory Commission shall be applied to this Contract.

Article 3

After the insurance policy is accepted by the insurance company, the Contractor shall forward the first premium payment collected from the customer to the Company within the specified period; the Company shall then pay the Commissions in accordance with the Company’s latest “Code of Practice”.

Commissions set forth in the “Code of Practice” include all the compensation that the Contractor is entitled to for the Work performed. The Contractor shall not demand any additional compensation other than the Commissions.

Article 3.1	The Contractor shall not solicit any insurance policy for the Company unless he/she has passed relevant qualification examinations in specific insurance sectors, and has been registered and obtained a registration certificate pursuant to “Regulations Governing the Supervision of Insurance Solicitors” as issued by the Financial Supervisory Commission.

Article 4	The Contractor does not personally sign and note his/her registration number on the policy application form that he or she solicits has no right to claim Commissions. If the insurance policy is solicited in a joint effort with other Contractor(s), the Commissions are evenly divided up among the Contractor(s) who have personally signed name(s) and note his/her(their) registration(s) on the policy application form.

Article 4.1	The Company authorizes the Contractor to undertake the following activities:

1.	Explaining the content of an insurance product and relevant policy provisions.
2.	Explaining points in filling out an application form.
3.	Forwarding the application documents or insurance policy.
4.	Any other solicitation activities or associated services provided to the customer authorized by the Company.

The Contractor shall engage in the activities referred to in the above paragraph in accordance with the Company’s latest “Work Instruction Specifications”.

The Contractor is responsible for providing all services associated with the policy in which he/she solicits; however, under the following circumstances, the Company has the right to transfer to another Contractor:

1.	The customer has raised complaint against the Contractor for poor service quality and incompetency, and such complaint has been verified as authentic and legitimate.
2.	The Contractor unreasonably refuses services to customer or slacks off his/her duties
3.	The Contractor agrees to the disposal of privilege with the Company.
4.	The Contract is terminated.

If the Contractor fails to comply with the provisions of this article, the Company shall, in addition to provision 3 of this article and article 21 of this Contract, request the Contractor to return the Commissions earned in accordance with this Contract.

Article 5

The old policy (including the policy that is under the underwriting process) of the same insured, if, prior to the issuance or within six months after the issuance of the new policy, is withdrawn, cancelled, or for any other reasons cannot become effective or is suspended (termination, transfer, suspension, extension of policy term, termination of annual payment, or reduction of premium payment), the Contractor will not be entitled to the first annual Commissions of the new policy; however, if the aggregate annual premium of the new policy is greater than that of the old policy, the Contractor is entitled to the Commissions associated with the difference the in the premium amounts.

Where the old and new insurance policies are solicited by the same Contractor, and each insurance policy is underwritten by different insurance companies, if the old policy is terminated, canceled, or for any other reasons become ineffective, the provision referred to in the previous paragraph is not applicable, and the Contractor is entitled to the full Commissions associated with the new insurance policy.

Article 6	If an insurance policy is ineffective because of unpaid premium, and at a later time, becomes effective, unless the then effective insurance policy is handled and processed by the Contractor, the Contractor has no right to request for the subsequent Commissions associated with the insurance policy.

Article 7	In the event that an insurance company requests the Company to return the remuneration and bonus associated with an insurance policy for any reasons whatsoever, the Contractor shall simultaneously return the Commissions earned to the Company. This provision is effective even after the termination of this Contract.

Article 8	During the effective period of this Contract, the Contractor shall not directly or indirectly solicits insurance policy or engage in any insurance related activities for any person or entity other than the Company; otherwise, the Company has the right to terminate this Contract.

Article 9

Where any direct member of the Contractor is responsible for the return of Commissions, or is liable for any losses and damages that Company suffers, the Contractor (deemed as the Joint Guarantor) is also liable of such losses and damages. Such liability will be recovered and settled according to the relationship established among the Contractor and his/her direct members.

During the effective term of this Contract, if the Company purchases guarantor insurance policy or other policies of the same sort for covering the liability set forth in above paragraph, the Contractor is responsible for the premium payment for his/her direct members.

The Company has the sole discretion to deduct the premium payment from Commissions and other payments payable to the Contractor.

Article 10	The document that verifies the joint liability between the Contractor and his/her direct members referred to in Article 9 is part of this Contractor, and should be renewed every three years. The Company has the right to terminate this Contract if the Contractor fails to complete the renewal process within the specified timeframe.

Article 11	The Contractor shall keep the Company’s properties in the due care of a good administrator. The Contractor shall report back to the Company periodically and return the assets and properties as instructed by the Company.

Article 12	The Company may, at any time, request the Contractor to clarify orally or in writing the progress of his/her Work, or the completion results of his/her Work, and handover all relevant documents handled and processed during Work to the Company.

Article 13	Where a Contractor has committed any of the following acts, the Company has the right to issue warning and improvement notices, impose a sanction of either suspending the Contractor’s solicitation activities for a period of time or revoking his /her solicitor registration, depending on the severity of the circumstance.

This Contract will be terminated immediately if the Contractor has received five warnings or improvement notices from the Company, or has been suspended from solicitation activities accumulatively for two years during the effective period of the registration, or the Contractor’s solicitor registration has been revoked by the governing authority:

1.	Involved in the fraudulent use the Company’s name without the Company’s authorization.
2.	Damaged the Company’s properties and assets deliberately.
3.	When engaging in solicitation, knowingly concealed information from the Company, or misrepresented or failed to explain any matter that prevents the Company from conducting proper risk assessment.
4.	Has been found upon investigation that the termination of the solicited insurance policy due to his/her negligence.
5.	The insured died in a short period of time after purchasing the policy, and the Contractor was found responsible for negligence upon investigation for the solicitation.
6.	Failed to comply with the “Work Instruction Specifications” when conducting the Work.

7.	The customer filed a complaint against the Contractor for flaws in performing the Works, and such complaint was verified by the Company as authentic and legitimate.
8.	Has acted in a manner that damages the Company’s reputation or workplace ethicality and harmony.
9.	Instigated other Contractor works for the Company by means of threat, inducement with promise of gain, concealment, deceit, or any other inappropriate means to terminate the contractor agreement with the Company; or directly or indirectly solicited insurance on behalf of another person or entity other than the Company.
10.	Violated the provisions of Article 19 (1) of “Regulations Governing the Supervision of Insurance Solicitors” issued by the Financial Supervisory Commission.
11.	The court or the governing authority or the insurance association has imposed a sanction on the Contractor or has revoked the Contractor’s solicitor registration.
12.	Violated any provisions in this Contract.

Where the Contractor was found upon investigation to have engaged in any of the acts previously stated, and such engagement constitutes a severe violation, the Company has sole discretion to terminate the Contract immediately and is not subject to the provision set forth in paragraph two of this article.

Article 14	The Contractor shall not give any policy or renewal receipt, or premium receipt, or any other types of receipts to any person before the first premium payment of the newly solicited insurance policy has been remitted in full.

Article 15	The Contractor is prohibited from entering into an agreement or offering any promises to a third party on behalf of the Company, and is prohibited from altering the documents provided by the Company.

Article 16	The Contractor shall not collect any payment from anyone on behalf of the Company, except the premium payment with proper payment receipt and conditional receipt issued by the Company.

Article 17	The Contractor shall not, without written consent of the Company, publish any form of advertisement on behalf of the Company or any other companies, and publish any notice or letter of the Company or other companies in any publication. In the event of a lawsuit or legal dispute arisen because of the Contractor’s misconduct, the Contractor is liable of all associated losses and expenses.

Article 18	At any time, the Company is entitled to deduct (pay) from the Commissions payment made to the Contractor or his/her Joint guarantor any amount that is due to the Company, including present or expired debts, damages, advances and all other payments payable to the Company; or owed to other parties in association with this Contract, including premiums, taxes, and administrative fees…etc.

Article 19	The Contractor shall not induce any customer to purchase insurance policy from him/her by means of unfair discrimination, improper rebate, or any other inappropriate reduction of insurance premium, or make any inaccurate or inconsistent explanations or interpretations of the policy terms to induce the policyholder to transfer policy or terminate an in-force insurance policy; the Contractor shall not lure other contractor(s) away from the Company; otherwise, the Company has the right to terminate this Contract immediately without notice.

Article 20	Upon the termination of this Contract, all the rights and obligations between the Company and Contractor set forth in all of the articles, except in articles 7, 9, 22, and 23, end immediately.

Article 21	Except as otherwise agreed upon in this Contract, the Company has the right to terminate this Contract at any time in the event that the Contractor breaches any provision of the Contract. If the Company fails to deal with the Contractor in accordance to the relevant provisions of this Contract by incidental negligence, this shall not be deemed as the Company has invalidated or waived such provisions, the Contractor is still bound by the relevant provisions of this Contract.

Article 22	Should the Contractor breaches the Contract or violates the relevant laws and regulations issued by the governing authority, the Contractor is liable for any incidental or consequential losses or damages of the Company or any third parties.

Article 23	Preferential provision to the termination of this Contract:

Should the Contractor experiences death, this Contract is terminated immediately, and the Company would provide additional preferential treatment to care of the following person(s) (“Successor(s)”) as appointed by the Contractor.

Order	Name	Personal ID Number	Birthdate	Relationship

This provision shall be invalidated if the Contractor does not appoint Successor(s), or the Successor(s) gives up the inheritance right or dies before the Contractor.

Where the Contractor maintains a contractual relationship with the Company for an extended period of time, or for any other special reasons agreed upon by both Parties, this Contract may be terminated, and the Company would provide additional preferential treatment to the Contractor.

The preferential terms set out in this Contract are governed and construed by the “Code of Practice”.

Article 24	The Company may notify the Contractor to change or stop any payment of Commissions as required by applicable laws, rules and regulations; or in accordance with modifications in the Company’s agreements with insurance companies, and Company’s business objectives.

Article 25

The “Code of Practice”, “Work Instruction Specifications”, “Insurance Agents Code of Conduct” and all other documents released by the Company in compliance with the laws and regulations issued by the governing authority is part of the Contract concerning the subject matter hereof.

The Contractor agrees that the Company reserves the right to modify the codes or specifications referred to in the preceding paragraph as required by, and in accordance with, applicable laws, rules and regulations, or as the Company deems appropriate to meet its business objectives. The modification will become effective as soon as the modification is announced.

Article 26	This Contract shall in all respects be construed and applied pursuant to the laws of Taiwan, the Republic of China; any dispute arising with respect to this Contract shall in first instance be subject to the jurisdiction of the ________District Court of Taiwan.

Article 27	The provisions set forth in the twenty-nine articles of this Contract become effective upon signature of both Parties. This Contract exists in duplicate; each party shall hold a copy.

Law Insurance Broker Company Co., Ltd

Signature of the authorized representative:

Signature of Contractor:

ID Number of Contractor:

Residential Address:

Permanent Address

Signature of Joint Guarantor

ID Number of Joint Guarantor:

Residential Address:

Date: